Exhibit 23.3

Consent of Independent Certified Public Accountant

We consent to the use of our report dated January 19, 2004, with respect to the financial statements of BELAC, LLC, included in this Annual Report (Form 10K/A) of Sequa Corporation for the year ended December 31, 2004.

Ernst & Young LLP

Tampa, Florida
March 28, 2005